Mail Stop 4561

April 12, 2007

Peter Oppenheimer
Senior Vice President and
Chief Financial Officer
Apple, Inc.
1 Infinite Loop
Cupertino, California 95014

> **Re:** **Apple, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **September 30, 2006**
> **Filed December 29, 2006**
> **File No. 000-10030**

Dear Mr. Oppenheimer:

We have reviewed your response to our letter dated February 28, 2007 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2006 filed December 29, 2006

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 80

1.   Please refer to comment 4 in our letter dated February 28, 2007. We have reviewed your response and note that the n-abler software was not a specified upgrade provided to customers who purchased certain products prior to January

2007 and that since you determined that the n-abler software provided more than insignificant modifications to the computer's wireless networking functionality, you concluded that you would charge your customers for this update. We also note in a recent Wall Street Journal article that the fee charged for the n-abler software was "required in order for Apple to comply with generally accepted accounting principles for revenue recognition." Please clarify for us why you believe you were required to charge this fee in order to be in compliance with generally accepted accounting principles. Tell us whether any of the Macintosh products sold prior to January 2007 included the sale of maintenance and if so, whether the n-abler software update would be included as an unspecified upgrade/enhancement. Also, tell us how you determined that $1.99 was the fair value of this feature.

Note 10 – Commitments and Contingencies

Contingencies, page 108

2.   We note your response to comment 7 in our letter dated February 28, 2007 where you indicate that the Company disclosed the nature of the liabilities it incurs in the "ordinary course of business" and its assessment of those loss contingencies in Note 10 of the 2006 Form 10-K. Note 10 however, does not discuss any of the specific litigations that are disclosed in Item 3. While we note your disclosures in Item 3 and your risk factor discussions regarding pending litigations, SFAS 5, however, addresses the disclosures required in the footnotes to the audited financial statements. It is still not clear to the Staff how you considered paragraph 12 of SFAS 5 in determining that disclosures are not considered necessary, even though the possibility of loss may be remote, specifically with regards to litigation that relates to the Company's stock-option backdating practices. Also, it is not clear how management determined that any potential losses incurred in such litigation would not be considered material to a reasonable investor. Please explain.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief